UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Apollo Resources International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

037622107

(CUSIP Number)

J. Mark Ariail
214 389 9800
3001 Knox Street, Suite 403

Dallas, Texas 75205

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 037622107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	AP Holdings International, Inc. DGMAC, LLC Dennis G. McLaughlin, III	FEIN: 20-4595579 FEIN: 20-1177645

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 115,595,823*

	8.	Shared Voting Power 115,595,823*

	9.	Sole Dispositive Power 115,595,823*

	10.	Shared Dispositive Power 115,595,823*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 115,595,823*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 40.33%*

14.	Type of Reporting Person (See Instructions) CO CO IN

*                    Numbers revised to reflect correction due to clerical error.

Item 1.	Security and Issuer

This statement on Schedule 13D/A (the “Statement”) is being filed as Amendment No. 1 to the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 6, 2006 (the “Original Statement”). Capitalized terms used but not defined herein have the meaning set forth in the Original Statement. This statement relates to the common stock, $0.001 par value per share (“Common Stock”) of Apollo Resources International, Inc. (the “Issuer”).  The principal executive offices of the Issuer are presently located at 3001 Knox Street, Suite 403, Dallas, Texas 75205.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

As of November 22, 2006, the date of the event requiring the filing of this statement, 82,000,000 shares of Common Stock of the Issuer held by Neptune Leasing, Inc., Golden Spread Energy, Inc., GSEKFT, Inc. and Mr. Kelley were acquired in consideration of the sale of business interests, equipment and satisfaction of a promissory note, and an additional 7,642,000 shares being previously acquired and held.

Additionally 8,604,000 shares of Common Stock of the Issuer held by GSESKO, Inc., and 8,604,000 shares of Common Stock of the Issuer held by Telluride Investments, Inc. fka GSEJKM, Inc. were acquired in the same transaction.

DGMAC, LLC currently owns 700,000 shares of Common Stock of the Issuer.

Mr. McLaughlin currently individually though open market purchases or direct issuances for officer compensation owns 8,045,823 shares of Common Stock of the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)    As of November 22, 2006, AP Holdings International, Inc. owned 106,850,000 shares of Common Stock of the Issuer, representing approximately 37.28% of the issued and outstanding shares of Common Stock of the Issuer.

         As of November 22, 2006, DGMAC, LLC owned 700,000 shares of Common Stock of the Issuer, representing approximately 0.24% of the issued and outstanding shares of Common Stock of the Issuer.

         As of November 22, 2006, Dennis G. McLaughlin, III owned 8,045,823 shares of Common Stock of the Issuer, representing approximately 2.81% of the issued and outstanding shares of Common Stock of the Issuer.

(b)    As of November 22, 2006, AP Holdings International, Inc. had sole power to vote 106,850,000 of the shares of Common Stock of the Issuer. As of November 23, 2006, AP Holdings International, Inc. had sole power to dispose of 106,850,000 of the shares of Common Stock of the Issuer.

         As of November 22, 2006, DGMAC, LLC had sole power to vote 700,000 of the shares of Common Stock of the Issuer. As of November 22, 2006, DGMAC, LLC had sole power to dispose of 700,000 of the shares of Common Stock of the Issuer.

         As of November 22, 2006, Dennis G. McLaughlin, III had sole power to vote 8,045,823 of the shares of Common Stock of the Issuer. As of November 22, 2006, Dennis G. McLaughlin, III had sole power to dispose of 8,045,823 of the shares of Common Stock of the Issuer.

(c)    During the sixty days prior to November 22, 2006, AP Holdings International, Inc. acquired no shares of Common Stock of the Issuer in open market transactions.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to Be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 8, 2006
Date
/s/ Dennis G. McLaughlin, III
Signature
Dennis G. McLaughlin, III Chief Executive Officer, Director, AP Holdings International, Inc.
Name/Title
/s/ Dennis G. McLaughlin, III
Signature
Dennis G. McLaughlin, III sole member, DGMAC, LLC
Name/Title
/s/ Dennis G. McLaughlin, III
Signature
Dennis G. McLaughlin, III individually
Name/Title